Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q1 2024 results, dividend distribution, and financial outlook 2024

“Our strong performance extended into the first quarter of 2024, supported by favorable market conditions and the timely delivery of vessels acquired in 2023,” says Jacob Meldgaard, adding: “Sustained geopolitical tensions continue to contribute to TORM’s strong results.”

Financial results
In the first quarter of 2024, TORM grew time charter equivalent earnings (TCE) to USD 330.7m (2023, same period: USD 265.0m) and realized an EBITDA of USD 265.8 m (2023, same period: USD 198.5m) and a net profit of USD 209.2m (2023, same period: USD 153.6m).
Again, in this quarter the product tanker market remained robust, albeit with freight rates retreating towards the end of the quarter compared to the high level at the start of the year. The overall positive market development reflects a continued high ton-mile demand as geopolitical tensions and refinery dislocation affect shipping routes and add to voyage distance. Also, product tanker fleet growth remained at a relatively low level, thus supporting the positive supply and demand situation.
In this market TORM achieved TCE rates of USD/day 43,152 on average (2023, same period: USD/day 41,717), and available earning days increased to 7,697 (2023, same period: 6,732). Our vessel class LR2 achieved TCE rates of USD/day 54,443, the LR1 vessels achieved TCE rates of USD/day 48,583, and the MR vessels achieved TCE rates of USD/day 39,121.
Return on invested capital amounted to 33.8% (2023, same period: 29.2%), thus adding to the positive trajectory seen in previous quarters.
During the quarter the number of outstanding shares (excl. treasury shares) has been increased to 92.2m which together with the realized net profit led to an increase in EPS to USD 2.34 (2023, same period: USD 1.87), thus reflecting a satisfactory development driven by tailwind from favorable market conditions as well as strong execution based on the One TORM platform, which allows for effective management of the fleet across vessel classes.

Key figures

USDm	Q1 2024	Q1 2023	change	FY 2023
Time charter equivalent earnings (TCE)	330.7	265.0	+65.7	1,083.8
EBITDA	265.8	198.5	+67.3	847.9
Net profit/(loss) for the period	209.2	153.6	+55.6	648.0
TCE per day (USD)[1]	43,152	41,717	+1,435	37,124
Return on invested capital	33.8%	29.2%	+4.6ppt	30.4%
Basic earnings/(loss) per share (USD)	2.34	1.87	+0.47	7.75
Declared dividend per share (USD)	1.50	1.46	+0.04	5.78
Dividend pay-out ratio	73%	79%	-6ppt	83%
1 Unrealized gain/loss on financial instruments included in TCE earnings and EBITDA, but not included in TCE per day.

Market
The product tanker market encountered significant disruptions in early 2024 due to Houthi attacks on commercial vessels in the Bab al-Mandeb Strait, leading to widespread rerouting away from the Red Sea. This, coupled with longer trade routes stemming from Russian sanctions, increased trade distances. Red Sea transits dropped significantly, particularly affecting the LR2 segment. These challenges drove elevated fleet utilization and volatile freight rates.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 20 08 MAY 2024	PAGE 1 / 3

COMPANY ANNOUNCEMENT

Moving into the second quarter, the product tanker market remained strong although volatile. Return of the US Gulf refineries from spring maintenance boosted diesel exports to Europe, coinciding with Middle East refinery ramp-ups. Anticipated higher export quotas from China and ongoing Red Sea disruptions may offset lower Russian volumes due to refinery outages caused by drone attacks. Over the medium term, the market is expected to benefit from high-capacity utilization and manageable newbuilding deliveries for both product and crude tankers, supported by fundamental shifts in the oil market such as refinery closures in Australia and New Zealand and new refining capacity additions in the Middle East.

Vessel transactions
During 2023 and in the first quarter of 2024 TORM has both increased the long-haul fleet significantly and further improved the environmental profile of the total fleet. By the end of April, the delivery of all the vessels was completed, thus significantly adding to TORM’s tonnage, and thereby increasing TORM’s operating leverage in order to benefit from an expected continued strong market.
After the end of the quarter, TORM has entered into agreement to sell one MR vessel (TORM Eric, built in 2006 by STX, South Korea) with expected delivery to the new owner in the second quarter of this year.
Following all the transactions TORM will have a total of 89 vessels.

Distribution of Dividend for the First Quarter of 2024
TORM’s Board of Directors has today approved an interim dividend for the first quarter of 2024 of USD 1.50 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 140.9m. The distribution for the quarter is equivalent to 73% of net profit and reflects the Distribution Policy implemented in 2022 by which excess cash is shared with investors on a quarterly basis.
The payment date is 04 June 2024 to all shareholders of record as of 22 May 2024, and the ex-dividend date is 21 May 2024.

Financial Outlook 2024
As of 06 May 2024, TORM had covered 42% of the 2024 earning days at USD/day 43,189. Hence, 58% of the 2024 full year earning days are subject to change. Consequently, as 18,117 earning days in 2024 are unfixed, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 18.1m.
Also, as of 06 May 2024, 55% of the Q2 2024 earning days were covered at USD/day 43,695. For the individual vessel classes, the Q2 2024 coverage was 58% at USD/day 51,078 for LR2, 51% at USD/day 45,975 for LR1 and 54% at USD/day 40,477 for MR.
Based on the earnings realized in the first quarter of the year and the coverage achieved for the coming quarter TORM narrows its full-year guidance by increasing the low end of the guidance range, thus TCE earnings are expected to be in the range of USD 1.1 – 1.35bn (previous outlook: USD 1.0 – 1.35bn), and EBITDA is expected to be in the range of USD 800 – 1,050m (previous outlook: USD 700 – 1,050m) based on the current fleet size, including published acquisitions and divestment of vessels.

Webcast and conference call
TORM will host a webcast and conference call for investors and analysts today, Wednesday 08 May 2024 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers (below) at least ten minutes prior to the start (Conference ID: 9324452):
Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 20 08 MAY 2024	PAGE 2 / 3

COMPANY ANNOUNCEMENT

Contacts
Jacob Meldgaard, Chief Executive Officer and Executive Director
Tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; [the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products;] general domestic and international political conditions or events, including “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 20 08 MAY 2024	PAGE 3 / 3